SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

NEWS RELEASE
Wednesday, May 19, 2004
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER ANNOUNCES COMPLETION OF VOYAGEUR ACQUISITION AND THE CLOSING
OF PRIVATE PLACEMENT OF SENIOR NOTES

Vancouver, Canada — May 19, 2004 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced the completion of its acquisition of Voyageur Panel Limited (“Voyageur”), an oriented strand board (“OSB”) manufacturing company located in Barwick, Ontario. Concurrent with the closing of the acquisition, Ainsworth announced the closing of the private placement of US$110 million aggregate principal amount of 6.750% senior unsecured notes due March 15, 2014 (the “Senior Notes”). As previously announced, Ainsworth intends to use the net proceeds of the offering of the Senior Notes, together with cash on hand, to fund the acquisition of Voyageur.

This press release is not an offer of securities for sale in the United States. The Senior Notes have not been registered under the United States Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer